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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                  (RULE 13E-4)

                             ----------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                             ----------------------

                              BROADCOM CORPORATION
                       (Name of Subject Company (Issuer))

                             ----------------------

                              BROADCOM CORPORATION
                        (Name of Filing Person (Offeror))

                             ----------------------

        Certain Options to Purchase Class A or Class B Common Stock, Par
                             Value $.0001 Per Share,
              Having an Exercise Price Per Share of $45.00 or More
                         (Title of Class of Securities)

                             ----------------------

                                   111320 10 7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             ----------------------

                               David A. Dull, Esq.
                       Vice President of Business Affairs,
                          General Counsel and Secretary
                              Broadcom Corporation
                               16215 Alton Parkway
                          Irvine, California 92618-3616
                                 (949) 450-8700
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing
                                     person)
                                    Copy to:
                               Rod J. Howard, Esq.
                            S. James DiBernardo, Esq.
                             Stephen B. Sonne, Esq.
                              Two Embarcadero Place
                                 2200 Geng Road
                           Palo Alto, California 94303
                                 (650) 424-0160



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third party tender offer subject to Rule 14d-1.

[X]     issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

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        The filing of this Amendment No. 1 to Schedule TO shall not be construed as an admission by Broadcom Corporation that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             Introductory Statement

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on April 30, 2001, relating to our offer to exchange certain options to purchase shares of our Class A or Class B common stock, par value $.0001 per share, having an exercise price per share of $45.00 or more for new options to purchase shares of our Class A common stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 24, 2001, and the related Letter of Transmittal. Contemporaneously with the filing of this Amendment with the Commission, we are commencing the Offer and providing Offerees with a Letter of Transmittal.

Item 1. Summary Term Sheet.

        Item 1 of the Schedule TO is hereby amended in its entirety to read as follows:

                "The information set forth under "Summary Term Sheet" in the Amended and Restated Offer to Exchange, dated May 24, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference."

Item 2. Subject Company Information.

        Item 2(b) of the Schedule TO is hereby amended in its entirety to read as follows:

                "(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options held by current employees to purchase shares of the Company's Class A common stock, par value $.0001 per share (the "Class A common stock"), and all options held by current employees to purchase shares of the Company's Class B common stock, par value $.0001 per share (the "Class B common stock" and collectively with the Class A common stock, are referred to as the "common stock"), with an exercise price per share of $45.00 or more that are currently outstanding under any of the following stock option plans or arrangements (the "Options") (all such plans, arrangements and assumptions are sometimes hereinafter referred to collectively as the "Option Plans"):



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                        (i) the Broadcom Corporation 1998 Stock Incentive Plan
                (the "1998 plan");

                        (ii) any of the following stock option plans or
                commitments the Company has assumed in connection with its acquisition of the plan sponsor: the Allayer Communications 1997 Equity Incentive Plan; the Altima Communications, Inc. 1997 Stock Option Plan; the AltoCom, Inc. 1997 Stock Plan; the BlueSteel Networks, Inc. 1999 Stock Incentive Plan; the Element 14, Inc. Unapproved Share Option Scheme; the Epigram, Inc. 1996 Stock Plan; the Innovent Systems, Inc. 2000 Stock Option/Stock Issuance Plan; the NewPort Communications, Inc. 1998 Stock Option/Stock Issuance Plan; the Pivotal Technologies Corp. 1998 Stock Option Plan; the Puyallup Integrated Circuit Company Amended and Restated 1996 Stock Option Plan; the SiByte, Inc. 1998 Stock Incentive Plan; the SiByte, Inc. 2000 Key Employee Stock Plan; the Silicon Spice Inc. 1996 Stock Option Plan; the Stellar Semiconductor, Inc. 1997 Stock Option/Stock Issuance Plan; or the Stellar Semiconductor, Inc. 1999 Equity Incentive Plan; or

                        (iii) either the ServerWorks Corporation 2000 Long Term
                Incentive Plan or the ServerWorks Corporation Stock Option Plan 1.1, but only if those options were granted after January 4, 2001 to new employees hired by ServerWorks Corporation after January 4, 2001;

        for new options (the "New Options") to be granted under the 1998 Plan to purchase shares of the Company's Class A common stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer").

                Each option holder who chooses to tender any Options pursuant to the Offer will also be required to tender all options granted to such option holder after November 23, 2000 regardless of exercise price. For purposes of the Offer, options originally granted by companies that the Company has acquired after November 23, 2000 will be deemed to have been granted on the closing date of the acquisition, when the Company assumed the option, and not on the date the option was originally granted by the acquired company. The number of shares of common stock subject to each New Option will be equal to the number of shares of common stock subject to the tendered option that is accepted in exchange for that New Option.

                With respect to any Option with an exercise price of $45.00 or more that is not tendered and accepted for exchange and cancelled pursuant to the Offer, the Company will grant to those employees who continue to be employees of the Company or a subsidiary of the Company through the grant date a "Supplemental Option" under the 1998 Plan to purchase shares of our Class A common stock.



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        The Company expects to grant Supplemental Options to individuals who do not tender any of their Options for exchange shortly after expiration of the Offer. The Company expects to grant Supplemental Options to individuals who exchange one or more, but not all, of their Options pursuant to the Offer on the same date the Company grants their New Options. Each Supplemental Option will have an exercise price per share equal to the last reported sale price of the Company's Class A common stock on the Nasdaq National Market on the grant date. The number of shares of Class A common stock for which each such Supplemental Option will be granted will be a specified percentage of the number of shares of common stock subject to the outstanding Option to which the Supplemental Option relates. The applicable percentage for each Supplemental Option will vary in accordance with the exercise price currently in effect for the corresponding outstanding Option. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged; Supplemental Options"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference."

Item 10. Financial Statements.

        Item 10(a) of the Schedule TO is hereby amended in its entirety to read as follows:

                "(a) The information set forth in the Offer to Exchange under
        Section 11 ("Information Concerning Broadcom") and Section 18 ("Additional Information"), and on pages F-2 through F-30 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and pages 1 through 12 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 is incorporated herein by reference."

Item 12. Exhibits.

        A. Exhibit (a)(1) to the Schedule TO is hereby amended in its entirety to read as set forth in, and to be replaced by, Exhibit (a)(1) attached to this Amendment.

        B. Item 12 of the Schedule TO is hereby amended such that reference to Exhibit (a)(1) shall be as follows:

           "(a)(1) Amended and Restated Offer to Exchange, dated May 24, 2001."

        C. Exhibit (a)(2) to this Amendment is hereby filed as Exhibit (a)(2) to the Schedule TO.

        D. Item 12 of the Schedule TO is hereby amended to delete reference to Exhibit (a)(6).

        E. Exhibit (a)(9) to the Schedule TO is hereby amended in its entirety to read as set forth in, and to be replaced by, Exhibit (a)(9) attached to this Amendment.

        F. Item 12 of the Schedule TO is hereby amended such that reference to Exhibit (a)(9) shall be as follows:

           "(a)(9) Amended and Restated Addendum for Employees in the
                   Netherlands."

        G. Exhibit (a)(10) to the Schedule TO is hereby amended in its entirety to read as set forth in, and to be replaced by, Exhibit (a)(10) attached to this Amendment.

        H. Item 12 of the Schedule TO is hereby amended such that reference to Exhibit (a)(10) shall be as follows:

           "(a)(10) Amended and Restated Addendum for Employees in the People's
                    Republic of China."

        I. Exhibit (a)(12) to the Schedule TO is hereby amended in its entirety to read as set forth in, and to be replaced by, Exhibit (a)(12) attached to this Amendment.

        J. Item 12 of the Schedule TO is hereby amended such that reference to Exhibit (a)(12) shall be as follows:

           "(a)(12) Amended and Restated Addendum for Employees in the United
                    Kingdom."

        K. Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(13), which is attached hereto, as follows:

           "(a)(13) Addendum for Employees in Switzerland."

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

        L. Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(14), which is incorporated herein by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2001, as follows:

                "(a)(14) Broadcom Corporation Quarterly Report on Form 10-Q for
                         its fiscal quarter ended March 31, 2001, filed with the Commission on May 15, 2001 is incorporated herein by reference."

        M. Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(15), which is attached hereto, as follows:

                "(a)(15) Notice of Commencement."

        N. Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(16), which is attached hereto, as follows:

                "(a)(16) Form of Notice to Certain Employees of Designated
                         Authorized Company Representative."

        O. Exhibit (d)(2) to this Amendment is hereby filed as Exhibit (d)(2) to the Schedule TO.

        P. Item 12 of the Schedule TO is hereby amended such that the reference to Exhibit (d)(3), which is attached hereto, shall read as follows:

                "(d)(3) Form of Cancellation/Regrant Program Non-Exempt Employee Notice of Grant of Stock Option under the Broadcom Corporation 1998 Stock Incentive Plan."

        Q. Item 12 of the Schedule TO is hereby amended such that the reference to Exhibit (d)(4), which is attached hereto, shall read as follows:

                "(d)(4) Form of Cancellation/Regrant Program Stock Option Agreement under the Broadcom Corporation 1998 Stock Incentive Plan."

        R. Item 12 of the Schedule TO is hereby amended such that the reference to Exhibit (d)(5), which is attached hereto, shall read as follows:

                "(d)(5) Form of Cancellation/Regrant Program Non-Exempt Employee Stock Option Agreement under the Broadcom Corporation 1998 Stock Incentive Plan."

        S. Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (d)(23), which is attached hereto, as follows:

                "(d)(23) Amended and Restated Merger Agreement and Plan of
                         Reorganization by and among the Company, Allayer Communications and the other parties signatory thereto dated as of September 29, 2000."

        T. Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (d)(24), which is incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on January 31, 2001, as follows:

                "(d)(24) Merger Agreement and Plan of Reorganization by and
                         among the Company, RCC Acquisition Corp., Reliance Computer Corp., and the other parties signatory thereto dated as of January 5, 2001 is incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on January 31, 2001."

        U. Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (d)(25), which is incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on December 29, 2000, as follows:


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                "(d)(25) Amended and Restated Merger Agreement and Plan of
                         Reorganization by and among the Company, SiByte, Inc., and the other parties signatory thereto dated as of December 6, 2000 is incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on
                         Form 8-K filed with the Commission on December 29,
                         2000."



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                                    SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                      Broadcom Corporation


                                      /s/ William J. Ruehle
                                      -----------------------------------------
                                      William J. Ruehle
                                      Vice President and Chief Financial Officer

Date: May 24, 2001



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

                                INDEX TO EXHIBITS

        EXHIBIT
        NUMBER     DESCRIPTION
        ------     -----------
         (a)(1)  - Amended and Restated Offer to Exchange, dated May 24, 2001.

         (a)(2)  - Form of Letter of Transmittal.

        *(a)(3)  - Broadcom Corporation Annual Report on Form 10-K for its
                   fiscal year ended December 31, 2000, filed with the Commission on April 2, 2001 is incorporated herein by reference.

        *(a)(4)  - Addendum for Employees in Belgium.

        *(a)(5)  - Addendum for Employees in Canada.

         (a)(6)  - [Intentionally omitted.]

        *(a)(7)  - Addendum for Employees in India.

        *(a)(8)  - Addendum for Employees in Japan.

         (a)(9)  - Amended and Restated Addendum for Employees in the
                   Netherlands.

         (a)(10) - Amended and Restated Addendum for Employees in the People's
                   Republic of China.

        *(a)(11) - Addendum for Employees in Singapore.

         (a)(12) - Amended and Restated Addendum for Employees in the United
                   Kingdom.

         (a)(13) - Addendum for Employees in Switzerland.

         (a)(14) - Broadcom Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Commission on May 15, 2001 is incorporated herein by reference.

       **(a)(15) - Notice of Commencement.

         (a)(16) - Form of Notice to Certain Employees of Designated Authorized
                   Company Representative.

        *(d)(1)  - Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated through April 20, 2001, is incorporated herein by reference to Appendix B of the Company's definitive proxy statement filed with the Commission on April 27, 2001.

         (d)(2)  - Form of Cancellation/Regrant Program Notice of Grant of Stock
                   Option under the Broadcom Corporation 1998 Stock Incentive
                   Plan.

         (d)(3)  - Form of Cancellation/Regrant Program Non-Exempt Employee
                   Notice of Grant of Stock Option under the Broadcom
                   Corporation 1998 Stock Incentive Plan.



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

        EXHIBIT
        NUMBER     DESCRIPTION
        ------     -----------
         (d)(4)  - Form of Cancellation/Regrant Program Stock Option Agreement
                   under the Broadcom Corporation 1998 Stock Incentive Plan.

         (d)(5)  - Form of Cancellation/Regrant Program Non-Exempt Employee
                   Stock Option Agreement under the Broadcom Corporation 1998
                   Stock Incentive Plan.

        *(d)(6)  - Allayer Communications 1997 Equity Incentive Plan, as amended, is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on January 10, 2001.

        *(d)(7)  - Altima communications, Inc. 1997 Stock Option Plan, as amended, is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on November 2, 2000.

        *(d)(8)  - AltoCom, Inc. 1997 Stock Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on September 23, 1999.

        *(d)(9)  - BlueSteel Networks, Inc. 1999 Stock Incentive Plan is
                   incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 23, 2000.

        *(d)(10) - Element 14 Unapproved Share Option Scheme is incorporated herein by reference to the Company's Registration Statement on Form S-8 filed with the Commission on December 11, 2000.

        *(d)(11) - Epigram, Inc. 1996 Stock Plan, as amended, is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on June 9, 1999.

        *(d)(12) - Innovent Systems, Inc. 2000 Stock Option/Stock Issuance Plan
                   is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on November 2, 2000.

        *(d)(13) - NewPort Communications, Inc. 1998 Stock Option/Stock Issuance
                   Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on November 9, 2000.

        *(d)(14) - Pivotal Technologies Corp. 1998 Stock Option Plan is
                   incorporated herein by reference to the Company's registration statement on Form S-8 file with the Commission on July 10, 2000.

        *(d)(15) - Puyallup Integrated Circuit Company Amended and Restated 1996
                   Stock Option Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed by the Company on November 2, 2000.



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
        EXHIBIT
        NUMBER     DESCRIPTION
        ------     -----------
        *(d)(16) - ServerWorks Corporation 2000 Long Term Incentive Plan is
                   incorporated herein by reference to the Company's
                   registration statement on Form S-8 filed with the Commission on April 6, 2001.

        *(d)(17) - ServerWorks Corporation Stock Option Plan 1.1, as amended and restated, is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on April 6, 2001

        *(d)(18) - SiByte, Inc. 1998 Stock Incentive Plan, as amended, is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on January 10, 2001.

        *(d)(19) - SiByte, Inc. 2000 Key Employee Stock Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on January 10, 2001.

        *(d)(20) - Silicon Spice Inc. 1996 Stock Option Plan (as amended through February 29, 2000) is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on November 9, 2000.

        *(d)(21) - Stellar Semiconductor, Inc. 1997 Stock Option/Stock Issuance
                   Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 23, 2000.

        *(d)(22) - Stellar Semiconductor, Inc. 1999 Equity Incentive Plan is
                   incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 23, 2000.

         (d)(23) - Amended and Restated Merger Agreement and Plan of
                   Reorganization by and among the Company, Allayer
                   Communications and the other parties signatory thereto dated as of September 29, 2000.

         (d)(24) - Merger Agreement and Plan of Reorganization by and among the Company, RCC Acquisition Corp., Reliance Computer Corp., and the other parties signatory thereto dated as of January 5, 2001 is incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on January 31, 2001.

         (d)(25) - Amended and Restated Merger Agreement and Plan of
                   Reorganization by and among the Company, SiByte, Inc., and the other parties signatory thereto dated as of December 6, 2000 is incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on December 6, 2000.

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*  Previously filed.
** To be filed by amendment.

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